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04010504

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Want Want Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4359 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw
DATE: 3/11/04

82-4359

04 MAR -9 AM 7:21

MASNET No. 69 OF 27.02.2004
Announcement No. 69

WANT WANT HOLDINGS LTD

ARIS
12-31-03

UNAUDITED RESULTS FOR THE FULL FINANCIAL YEAR ENDED 31 DECEMBER 2003

The Board of Directors of Want Want Holdings Ltd is pleased to announce the Unaudited Results for the full financial year ended 31 December 2003.

Unaudited Results -

Submitted by Adams Lin Feng I, Group Vice President and Director on 27/02/2004 to the SGX

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

1(a)(i) Income Statement for the Year Ended 31 December 2003:-

Group	Fourth Quarter 2003 US$'000	Fourth Quarter 2002 US$'000	Increase/ (decrease) %	Full Year 2003 US$'000	Full Year 2002 US$'000	Increase/ (decrease) %
Revenue	152,357	102,656	48.4	513,747	416,218	23.4
Cost of sales	(83,014)	(55,675)	49.1	(286,496)	(230,052)	24.5
Gross profit	69,343	46,981	47.6	227,251	186,166	22.1
Other operating income	3,815	3,281	16.3	9,945	8,072	23.2
Foreign exchange loss	(99)	(375)	(73.6)	(15)	(215)	(93.0)
Distribution and selling costs	(23,110)	(16,301)	41.8	(73,290)	(62,085)	18.0
Administrative expenses	(13,565)	(11,491)	18.0	(45,237)	(42,423)	6.6
Other operating expenses	(2,043)	(1,372)	48.9	(6,974)	(5,914)	17.9
Profit from operations	34,341	20,723	65.7	111,680	83,601	33.6
Finance cost	(264)	(1,025)	(74.2)	(988)	(2,484)	(60.2)
Profit before share of results of associates	34,077	19,698	73.0	110,692	81,117	36.5
Share of results of associates	(107)	(71)	50.7	(304)	(143)	112.6
Profit before income tax	33,970	19,627	73.1	110,388	80,974	36.3
Income tax expense	(3,488)	(942)	270.3	(10,212)	(6,067)	68.3
Profit after income tax	30,482	18,685	63.1	100,176	74,907	33.7
Minority interests	(37)	(110)	(66.4)	397	(172)	n.m.
Net profit attributable to shareholders	30,445	18,575	63.9	100,573	74,735	34.6

1(a)(ii) Additional Information

Group	Fourth Quarter 2003 US$'000	Fourth Quarter 2002 US$'000	Increase/ (decrease) %	Full Year 2003 US$'000	Full Year 2002 US$'000	Increase/ (decrease) %
Gain on sale of investment	26	260	(90.0)	86	1,072	(92.0)
Interest income	617	251	145.8	1,421	1,042	36.4
Investment income	-	(104)	n.m.	-	-	-
Allowance for doubtful debts	(278)	(107)	159.8	(278)	(107)	159.8
Bad debts written off	(337)	(100)	237.0	(802)	(100)	702.0
Depreciation and amortisation	(9,594)	(8,768)	9.4	(33,080)	(30,970)	6.8
(Allowances for) Reversal of inventories	(31)	52	n.m.	(31)	52	n.m.
(Impairment loss) Reversal of investment	(14)	106	n.m.	(37)	106	n.m.
(Underprovision) overprovision of tax in respect of prior years	(606)	60	n.m.	(984)	(393)	150.4
Loss on disposal of fixed assets	(181)	(231)	(21.6)	(116)	(353)	(67.1)
Plant and equipment written off	(246)	342	n.m.	(723)	(294)	145.9

1(a)(iii) Analysis of sales

Group	Turnover Fourth Quarter 2003 US$'000	Turnover Fourth Quarter 2002 US$'000	Increase/ (decrease) %	Profit Before Tax Fourth Quarter 2003 US$'000	Profit Before Tax Fourth Quarter 2002 US$'000	Increase/ (decrease) %
By Geographical Region						
China	134,169	87,778	52.9	29,937	18,218	64.3
Taiwan	9,219	7,871	17.1	1,423	1,254	13.5
Others	8,969	7,007	28.0	2,610	155	1,583.9
Total	152,357	102,656	48.4	33,970	19,627	73.1
By Activity						
Rice Crackers	76,722	48,402	58.5	13,297	7,049	88.6
Other Snacks	37,619	32,096	17.2	13,208	8,340	58.4
Beverages	31,737	18,385	72.6	8,213	4,007	104.9
Others	6,279	3,773	66.4	(748)	231	n.m.
Total	152,357	102,656	48.4	33,970	19,627	73.1

Group	Turnover Full Year 2003 US$'000	Turnover Full Year 2002 US$'000	Increase/ (decrease) %	Profit Before Tax Full Year 2003 US$'000	Profit Before Tax Full Year 2002 US$'000	Increase/ (decrease) %
By Geographical Region						
China	452,099	362,347	24.8	99,062	72,004	37.6
Taiwan	32,922	32,534	1.2	5,532	5,305	4.3
Others	28,726	21,337	34.6	5,794	3,665	58.1
Total	513,747	416,218	23.4	110,388	80,974	36.3
By Activity						
Rice Crackers	220,395	182,004	21.1	32,508	27,240	19.3
Other Snacks	159,854	130,086	22.9	49,843	34,766	43.4
Beverages	115,631	90,614	27.6	30,332	20,566	47.5
Others	17,867	13,514	32.2	(2,295)	(1,598)	43.6
Total	513,747	416,218	23.4	110,388	80,974	36.3

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	Group		Company	
	31.12.2003	31.12.2002	31.12.2003	31.12.2002
	US$'000	US$'000	US$'000	US$'000
ASSETS				
Current assets:				
Cash and bank balances	156,163	89,903	1,154	123
Inventories	104,552	84,654	-	-
Trade receivables	40,830	29,433	-	-
Related companies and associates	1,601	1,526	119,183	97,525
Short-term investments	18,008	2,789	-	-
Other receivables and prepayments	23,754	25,853	1,606	2,571
Total current assets	344,908	234,158	121,943	100,219
Non-current assets:				
Investment in subsidiaries	-	-	379,226	342,604
Investment in associates	416	1,231	-	626
Long-term investments	1,128	1,158	830	830
Property, plant and equipment	306,117	306,198	5,342	5,454
Deferred expenditure	1,216	571	-	-
Other intangible asset	158	164	158	164
Total non-current assets	309,035	309,322	385,556	349,678
Total assets	653,943	543,480	507,499	449,897
LIABILITIES AND EQUITY				
Current liabilities:				
Trade payables	83,941	64,202	207	182
Short-term bank loans	1,350	24,690	-	-
Income tax payable	3,033	1,231	2	2
Total current liabilities	88,324	90,123	209	184
Non-current liabilities:				
Long-term bank loans	50,000	15,291	-	7,250
Negative goodwill on consolidation	1,154	702	-	-
Total non-current liabilities	51,154	15,993	-	7,250
Minority interests	11,137	10,107	-	-
Capital and reserves:				
Issued capital	127,364	127,361	127,364	127,361
Share premium	72,787	72,773	72,787	72,773
Warrant reserve	459	460	459	460
Capital reserve on consolidation	4,662	4,662	-	-
Capital redemption reserve	309	309	309	309
Capital reserve - other	18,251	16,778	-	-
Currency realignment reserve	-7,241	-8,196	-	-
Accumulated profits	235,298	181,490	261,794	216,088
Proposed dividend	44,577	25,472	44,577	25,472
Legal reserve	6,862	6,148	-	-
Total capital and reserves	503,328	427,257	507,290	442,463
Total liabilities and equity	653,943	543,480	507,499	449,897

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 31/12/2003		As at 31/12/2002	
Secured US$'000	Unsecured US$'000	Secured US$'000	Unsecured US$'000
0	1,350	0	24,690

Amount repayable after one year

As at 31/12/2003		As at 31/12/2002	
Secured US$'000	Unsecured US$'000	Secured US$'000	Unsecured US$'000
0	50,000	2,294	12,997

Details of any collateral

Certain of the subsidiaries' property, plant and equipment has been pledged to banks as collaterals for the above secured loans.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

Group	Fourth Quarter 2003 US$'000	Fourth Quarter 2002 US$'000	Full Year 2003 US$'000	Full Year 2002 US$'000
Cash flows from operating activities:				
Profit before share of results of associates	34,077	19,698	110,692	81,117
Add items not requiring cash:				
Depreciation expense	9,543	8,771	32,922	30,878
Amortisation of deferred expenditure	50	(9)	152	86
Amortisation of intangible assets	1	6	6	6
Amortisation of negative goodwill	(82)	(22)	(148)	(88)
Amortisation of discount on loan payable	-	737	250	1,130
Gain on disposal of subsidiaries	-	-	-	(13)
Gain on disposal of associates	(900)	-	(900)	(102)
Gain on disposal of other investment	(26)	(260)	(86)	(1,072)
Impairment loss (Reversal of) investment	14	(106)	37	(106)
Loss on disposal of plant and equipment	181	231	116	353
Plant and equipment written off	246	(342)	723	294
Interest expense	264	288	738	1,354
Interest income	(617)	(251)	(1,421)	(1,042)
Cash flows provided by operations before changes in working capital	42,751	28,741	143,081	112,795
Inventories	(21,827)	(16,160)	(19,898)	(7,090)
Trade receivables	(11,731)	1,334	(11,397)	(3,342)
Related companies and associates	244	(19)	(75)	(58)
Other receivables and prepayments	390	652	1,867	(1,276)
Trade payables	12,068	6,197	19,739	6,698
Cash generated from operations	21,895	20,745	133,317	107,727
Interest paid	(264)	(288)	(738)	(1,354)
Interest received	849	251	1,653	1,042
Income tax paid	(3,158)	(1,889)	(8,410)	(6,545)
Net cash from operating activities	19,322	18,819	125,822	100,870
Cash flows from investing activities:				
Purchase of property, plant and equipment	(10,872)	(7,580)	(32,983)	(31,413)
Proceeds from disposal of plant and equipment	(683)	(219)	216	1,248
Disposal of subsidiaries	-	-	-	(150)
Purchase less disposal (Capital reduction less acquisition) of associates	1,623	-	1,423	(665)
Deferred expenditure	(47)	(107)	(785)	(128)
Other intangible assets	-	(170)	-	(170)
Disposal less purchase (Purchase less disposal) of other investments	10,978	(2,573)	(15,133)	1,503
Net cash from (used in) investing activities	999	(10,649)	(47,262)	(29,775)
Cash flows from financing activities:				
(Decrease) Increase in bank loans	(11,093)	(22,557)	11,119	(38,222)
(Payment to) Contribution from minority shareholders	(705)	280	2,005	4,791
Shares issued on exercise of warrants	-	-	16	62,063
Dividend paid	-	-	(25,473)	(82,785)
Net cash used in financing activities	(11,798)	(22,277)	(12,333)	(54,153)
Net effect of exchange rate changes in consolidating subsidiaries	7	(35)	33	(981)
Increase (Decrease) in cash and cash equivalents	8,530	(14,142)	66,260	15,961
Cash and cash equivalents at beginning of year	147,633	104,045	89,903	73,942
Cash and cash equivalents at end of year	156,163	89,903	156,163	89,903

Notes to the consolidated cash flow statement

A. Summary of the effects of disposal of subsidiaries

	Fourth Quarter		Full Year	
	2003 US$'000	2002 US$'000	2003 US$'000	2002 US$'000
Cash	-	-	132	200
Current assets	-	-	-	30
Current liabilities	-	-	-	(193)
Net current assets	-	-	132	37
Gain on disposal of subsidiaries	-	-	-	13
Proceeds from disposal of subsidiaries	-	-	132	50
Cash of disposed subsidiaries	-	-	(132)	(200)
Net cash outflow on disposal of subsidiaries	-	-	-	(150)

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

Group	Issued capital US$'000	Share premium US$'000	Warrant reserve US$'000	Capital reserve on consolidation US$'000	Capital redemption reserve US$'000	Capital reserve - other US$'000	Currency realignment reserve US$'000	Accumulated profits US$'000	Proposed dividend US$'000	Legal reserves US$'000	Total US$'000
Balance at 1 Jan, 2002	117,431	18,158	2,942	4,662	309	15,646	(6,429)	141,930	76,330	4,032	375,011
Currency translation differences	-	-	-	-	-	-	(1,767)	-	-	-	(1,767)
Profit attributable to shareholders	-	-	-	-	-	-	-	74,735	-	-	74,735
Dividend paid	-	-	-	-	-	-	-	-	(82,785)	-	(82,785)
Underprovision of dividend	-	-	-	-	-	-	-	(6,455)	6,455	-	-
Proposed dividend								(25,472)	25,472		-
99,300,614 ordinary shares at par value US$0.10 each issued on exercise of warrants	9,930	54,615	(2,482)	-	-	-	-	-	-	-	62,063
Transfer	-	-	-	-	-	1,132	-	(3,248)	-	2,116	-
Balance at 31 Dec, 2002	127,361	72,773	460	4,662	309	16,778	(8,196)	181,490	25,472	6,148	427,257
Currency translation differences	-	-	-	-	-	-	955	-	-	-	955
Profit attributable to shareholders	-	-	-	-	-	-	-	100,573	-	-	100,573
Dividend paid	-	-	-	-	-	-	-	-	(25,473)	-	(25,473)
Underprovision of dividend	-	-	-	-	-	-	-	(1)	1	-	-
Proposed dividend	-	-	-	-	-	-	-	(44,577)	44,577	-	-
25,696 ordinary shares at par value US$0.10 each issued on exercise of warrants	3	14	(1)	-	-	-	-	-	-	-	16
Transfer	-	-	-	-	-	1,473	-	(2,187)	-	714	-
Balance at 31 Dec, 2003	127,364	72,787	459	4,662	309	18,251	(7,241)	235,298	44,577	6,862	503,328

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year

	Issued capital US$'000	Share premium US$'000	Warrant reserve US$'000	Capital redemption reserve US$'000	Accumulated profits US$'000	Proposed dividend US$'000	Total US$'000
Company							
Balance at 1 Jan, 2002	117,431	18,158	2,942	309	206,287	76,330	421,457
Profit attributable to shareholders	-	-	-	-	41,728	-	41,728
Dividend paid	-	-	-	-	-	(82,785)	(82,785)
Underprovision of dividend	-	-	-	-	(6,455)	6,455	-
Proposed dividend	-	-	-	-	(25,472)	25,472	-
99,300,614 ordinary shares at par value US$0.10 each issued on exercise of warrants	9,930	54,615	(2,482)	-	-	-	62,063
Balance at 31 Dec, 2002	127,361	72,773	460	309	216,088	25,472	442,463
Profit attributable to shareholders	-	-	-	-	90,284	-	90,284
Dividend paid	-	-	-	-	-	(25,473)	(25,473)
Underprovision of dividend	-	-	-	-	(1)	1	-
Proposed dividend	-	-	-	-	(44,577)	44,577	-
25,696 ordinary shares at par value US$0.10 each issued on exercise of warrants	3	14	(1)	-	-	-	16
Balance at 31 Dec, 2003	127,364	72,787	459	309	261,794	44,577	507,290

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares or cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year

During the financial year, the company issued, as a result of the exercise of warrants, 25,696 ordinary shares of US$0.10 each at an exercise price of US$0.63 (2002 : 99,300,614).

As at 31 December 2003, there were 18,359,026 outstanding warrants at exercise price of US$0.63 each (31 December 2002 : 18,384,722).

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)

The figures have not been audited or reviewed.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied

The Company has adopted the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements for the year ended 31 December 2002.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

Not applicable.

6. Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

Earnings per ordinary share	Group		Group	
	Fourth Quarter		Full Year	
	2003	2002	2003	2002
(i) Based on weighted average number of ordinary shares in issue	2.39 US cts	1.46 US cts	7.90 US cts	5.98 US cts
**Weighted average number of ordinary shares	1,273,637,888	1,273,612,192	1,273,629,283	1,249,801,005
(ii) On a fully diluted basis	2.38 US cts	1.46 US cts	7.87 US cts	5.96 US cts
**Adjusted weighted average number of ordinary shares assuming the fully exercise of warrants outstanding during the year	1,279,286,819	1,273,612,192	1,277,657,760	1,254,031,536

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	Group		Company	
	31/12/2003	31/12/2002	31/12/2003	31/12/2002
Net asset value per ordinary share based on existing issued share capital as at the end of the period	39.52 US cts	33.55 US cts	39.83 US cts	34.74 US cts
**Number of ordinary shares in issue	1,273,637,888	1,273,612,192	1,273,637,888	1,273,612,192

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on

Fourth Quarter

The growth momentum built up since 1Q 2003 has resulted in the strongest growth recorded in 4Q with the Group's sales increased by 48% from US$103 million to US$152 million and profit before tax rose by 73% from US$20 million to US$34 million over 4Q 2002. Sales for all product segments performed better and similarly for profits before tax except for Others segment.

Rice Crackers increased 59% in sales and 89% in profit before tax. In 4Q 2003, total unit sales volume in China grew 53% with core brand increased by 100% and sub-brands by 18% over 4Q 2002. An early Chinese New Year season in 2004 falling in January instead of February resulted in higher festive demand spilling into 4Q2003, and this, together with the introduction of new gift packs, drove up sales of core brand "Want Want". Stronger sales volume and sales contribution from higher margin core brand resulted in a bigger improvement in profit before tax of 89%.

Other Snacks grew at a steady rate of 17% in sales and 58% in profit before tax. Apart from the additional sales of gummy sweets through the launching of new flavours and packaging, other items such as chocolate wafer and ball cake products also contributed to the sales increase. Margins improved as a result of higher sales volume and lower operating expense leading to stronger growth in profits.

Beverages increased by 73% in sales due to continued sales growth of canned and tetra-pak Hot Kid milk. Profit before tax grew by 105% mainly due to higher operating efficiencies.

Sales improvements in all the above product segments are also reflected in the respective market growth with sales in China and Taiwan rose 53% and 17% respectively. For Other Regions, sales rose 28% as we continued our expansion, in particular for OEM products.

Full Year Ended 31 December

For year 2003, sales increased 23% from US$416 million in 2002 to US$514 million driving profit before tax to a new high of US$110 million. The stronger 36% year on year increase in profit before tax was realized with stronger sales, improved margins and higher operational efficiencies. All three key product segments, namely Rice Crackers, Other Snacks and Beverages, achieved healthy double digit growth in both sales and profits.

Rice cracker was the highest contributor in sales with an increase of US$38 million in sales. Its significant progress made in 4Q resulted in a 19% year on year increase in profit before tax, reversing the negative growth rate in the first nine months. Other Snacks and Beverages increased 23% and 28% in sales and achieved stronger growth in profit before tax of 43% and 48% respectively.

All regions recorded positive growth in sales and pre-tax profit. With higher sales and operational efficiencies, higher tax refund from reinvestment of profits in China and lower borrowing cost, profit before tax increased by 36% over the same period last year.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

In line with statements made in our announcement on third quarter 2003 unaudited results.

10. Prospect

The remarkable performance has demonstrated our Group's resilience in meeting market competition. The recovery in our core Rice Cracker segment has reaffirmed our market leadership in PRC. With our multi-brand strategy, the number of competing brands has been reduced significantly.

The restructuring programme which we have put in place has enabled us to reinforce our leadership position for rice crackers, and push our Snacks and Beverage performance to new highs in China.

With the achievements made and experiences gained, we are now in a stronger position to grow. Riding on the growing economy and huge market in China, and leveraging on the Group's strong branding and financial strength, we will continue to explore other business opportunities. We will also keep a watchful eye on operating cost and stay nimble to address the increasing competitive market environment.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? **Yes**

Name of Dividend	First and Final
Dividend Type	Cash
Dividend Rate	35% or US$0.035 per ordinary share tax exempt
Par value of shares	US$0.10
Tax Rate	Nil

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? **Yes**

Name of Dividend	First and Final
Dividend Type	Cash
Dividend Rate	20% or US$0.02 per ordinary share tax exempt
Par value of shares	US$0.10
Tax Rate	Nil

(c) Date payable

To be announced at a later date

(d) Books closure date

To be announced at a later date

12. If no dividend has been declared/recommended, a statement to that effect

Not applicable.

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year

The group's activities are primarily based in People's Republic of China, Taiwan and other countries such as South-East Asian countries, US and Europe. The dominant source and nature of the group's risk and returns are based on the geographical areas where its customers are located. Therefore, the primary segment is geographical segments by location of customers.

Primary segment information for the group based on geographical segments for the year ended December 31, 2003 are as follows:

2003	PRC US$'000	Taiwan US$'000	Others US$'000	Consolidated US$'000
Revenue				
External sales	452,099	32,922	28,726	513,747
Result				
Segment result	98,372	5,616	6,271	110,259
Interest income				1,421
Finance costs				(988)
Results of associates		(21)	(283)	(304)
Profit before income tax				110,388
Income tax				(10,212)
Profit before minority interest				100,176
Assets				
Segment assets	534,466	48,508	61,463	644,437
Investments in associates				416
Unallocated corporate assets				9,090
Consolidated total assets				653,943
Liabilities				
Segment liabilities	72,565	5,554	5,615	83,734
Bank loans				51,350
Income tax payable				3,033
Unallocated corporate liabilities				1,361
Consolidated total liabilities				139,478
Other information				
Capital expenditure	31,788	515	680	32,983
Depreciation and amortisation	30,760	1,494	826	33,080
Other non-cash expenses	840	35	(1,047)	(172)

2002	PRC US$'000	Taiwan US$'000	Others US$'000	Consolidated US$'000
Revenue				
External sales	362,347	32,534	21,337	416,218
Result				
Segment result	73,566	5,485	3,508	82,559
Interest income				1,042
Finance costs				(2,484)
Results of associates		(14)	(129)	(143)
Profit before income tax				80,974
Income tax				(6,067)
Profit before minority interest				74,907
Assets				
Segment assets	454,533	48,127	30,448	533,108
Investments in associates				1,231
Unallocated corporate assets				9,141
Consolidated total assets				543,480
Liabilities				
Segment liabilities	53,673	5,465	4,882	64,020
Bank loans				39,981
Income tax payable				1,231
Unallocated corporate liabilities				884
Consolidated total liabilities				106,116
Other information				
Capital expenditure	29,786	855	772	31,413
Depreciation and amortisation	28,579	1,585	806	30,970
Other non-cash expenses	518	(14)	(1,238)	(734)

Segment assets and capital expenditure by location of assets :

	PRC US$'000	Taiwan US$'000	Others US$'000	Total US$'000
2003				
Segment assets	544,371	52,640	47,426	644,437
Investments in associates				416
Unallocated corporate assets				9,090
Consolidated total assets				653,943
Capital expenditure	32,377	559	47	32,983
2002				
Segment assets	461,096	55,999	16,013	533,108
Investments in associates				1,231
Unallocated corporate assets				9,141
Consolidated total assets				543,480
Capital expenditure	30,307	995	111	31,413

Business segments

The group operates in three main product segments - rice crackers, snack foods and beverages.

The following table shows the sales, carrying amount of segment assets and additions to property, plant and equipment and intangible assets by the business segments :

	Revenue		Carrying amount of segment assets		Additions to property, plant and equipment and intangible assets	
	2003	2002	2003	2002	2003	2002
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Rice crackers	220,395	182,004	293,840	259,728	5,773	13,319
Snack foods	159,854	130,086	151,468	115,337	10,585	6,134
Beverages	115,631	90,614	96,623	64,734	8,442	3,684
Others	17,867	13,514	112,012	103,681	8,183	8,276
Total	513,747	416,218	653,943	543,480	32,983	31,413

Segment revenue and expenses

Segment revenue and expenses are directly attributable to the segments.

Segment assets and liabilities

Segment assets and liabilities, include all operating assets and liabilities used by a segment.

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

As explained in section 8 above.

15. A breakdown of sales

	Group		
	2003	**2002**	**%**
	US$'000	**US$'000**	**Change**
(a) Sales reported for first half year	234,368	210,174	11.5
(b) Operating profit after tax before deducting minority interests reported for first half year	43,745	38,187	14.6
(c) Sales reported for second half year	279,379	206,044	35.6
(d) Operating profit after tax before deducting minority interests reported for second half year	56,431	36,720	53.7

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend

	Latest Year US$'000	Previous Year US$'000
Ordinary	44,577	25,472
Preference	0	0
Total:	44,577	25,472

MASNET No. 96 OF 27.02.2004
Announcement No. 96

WANT WANT HOLDINGS LTD

SLIDES FOR THE FULL FINANCIAL YEAR UNAUDITED RESULTS ENDED 31 DECEMBER 2003

Attached are the slides of the unaudited results of Want Want Holdings Ltd for the full financial year ended 31 December 2003.

Slides FY 20

Submitted by Adams Lin Feng I, Group Vice President and Director on 27/02/2004 to the SGX



Want Want Holdings Ltd

FY 2003 RESULT

27 Feb 2004

4Q Financials

Unit: USD'000

	2003		2002		QoQ
Turnover	152,357	100.0%	102,656	100.0%	48.4%
Gross Profit	69,343	45.5%	46,981	45.8%	47.6%
Operating Profit	32,668	21.4%	19,189	18.7%	70.2%
Net Profit	30,445	20.0%	18,575	18.1%	63.9%
EPS (cents) *	2.39		1.46		63.7%

* Based on 1,273,637,888 outstanding shares as at 31 Dec 2003 (2002: 1,273,612,192)

4Q Review

- Strongest quarter in 2003
- Group sales up by 48% over 4Q02
- Stable gross profit margin, higher operating efficiencies led to 73% growth in PBT over 4Q02
- Benefited from “spilled over” festive demand from “earlier” Chinese new year in 2004
- Rice Crackers contributed highest sales improvement of US$28 million, unit volume up 53% (Core brand up 100%, sub-brands up 18%)
- Snacks & Beverages continued to grow

Full Year Financials

Unit: USD'000

	2003		2002		YoY
Turnover	513,747	100.0%	416,218	100.0%	23.4%
Gross Profit	227,251	44.2%	186,166	44.7%	22.1%
Operating Profit	108,724	21.2%	81,658	19.6%	33.1%
Net Profit	100,573	19.6%	74,735	18.0%	34.6%
EPS (cents) *	7.90		5.87		34.6%

* Based on 1,273,637,888 outstanding shares as at 31 Dec 2003 (2002: 1,273,612,192)

Full Year Review

- Group sales up 23% over 2003
- All product segments achieved healthy double digit growth
- Rice cracker reversed negative growth rate in PBT
- Snacks & Beverages grew steadily
- Operating efficiency continued to improve
- Lower borrowing cost, higher tax rebates led to new high in PBT of US$110 m

FY2003 Turnover Breakdown

Turnover By Products



100%
80%
60%
40%
20%
0%
3.5%
22.5%
31.1%
42.9%
3.2%
21.8%
31.3%
43.7%
2003
2002
Rice Crackers
Snacks
Beverages
Others

Turnover By Regions



100%
80%
60%
40%
20%
0%
5.6%
6.4%
88.0%
5.1%
7.8%
87.1%
2003
2002
China
Taiwan
Others

FY2003 Profit Breakdown

Profit By Products


100%
80%
60%
40%
20%
0%
-20%
27.5%
45.2%
29.4%
-2.1%
25.4%
42.9%
33.7%
-2.0%
2003
2002
Rice Crackers
Snacks
Beverages
Others

Profit By Regions


100%
80%
60%
40%
20%
0%
5.3%
5.0%
89.7%
4.5%
6.6%
88.9%
2003
2002
China
Taiwan
Others

PRC Full Year Turnover Breakdown

Rice Crackers

	2003	2002
Sugar coated	38%	45%
Savory	39%	36%
Fried	7%	9%
Others	16%	10%
Total:	100%	100%
Core Brand	*65%*	*70%*
Non-Core Brand	*35%*	*30%*

Snacks

	2003	2002
Gummy Sweet	51%	48%
Ball cake	16%	18%
Jelly & Popsicle	14%	15%
Others	19%	19%
Total:	100%	100%

Beverages

	2003	2002
Milk	98%	98%
Others	2%	2%
Total:	100%	100%

Utilization Rates 2003

Rice Crackers	77%
Snack - Candies	78%
- Others	24%~97%
Beverages	65%

* Based on 22 days / Month & 22hours / day

Capex Plans

Unit: US$'000	2003 (Actual)	2004 (Est)
Production:		
•Rice Crackers	4,180	14,150
•Dairy	5,770	9,050
•Candies	3,200	5,080
•Snack Foods	1,410	4,000
•Packaging	3,260	-
•Others	4,680	2,050
Land & Building	5,810	17,000
•Sub-Total:	28,310	51,330
•Hunan Hospital	2,870	23,400
•Shanghai Property	1,820	750
•Sub-Total:	4,690	24,150
TOTAL:	33,000	75,480

Liquidity Position as at 31 Dec

Unit: USD'000 equivalent

Currency	RMB	NTD	SGD	USD	Others	Total
Cash(03)	*134,385*	*1,080*	*105*	*20,283*	*310*	*156,163*
Cash(02)	79,026	1,758	216	8,774	129	89,903
Debt(03)	*602*	*NA*	*NA*	*50,748*	*NA*	*51,350*
Debt(02)	10,243	8,904	NA	20,834	NA	39,981

Net Cash (2003): *104,813*

Financial Ratio

	31 Dec 03	31 Dec 02
Net Debt/Equity	net cash	net cash
A/R turnover ratio	25 days	23 days
Current ratio	391%	260%
Inventory turnover ratio	93 days	120 days
Average interest rate	2.3 %	2.4 %
Interest coverage ratio	112.8	33.6

Outlook / Strategies

- Restructuring programme resulted in improved sales and operating efficiency
- Multi-branding strategy will continue with distinct product positioning
- Significant reduction in Rice Crackers competition. Strengthening of market leadership position. Close monitoring for other product segments
- Leveraging on Group's strong branding/ financial strength/ good relationships in PRC to continue to explore various investment opportunities